MARCH 27, 2015

VIA EDGAR AND FEDEX

Howard Efron

Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:            HCP, Inc.

Form 10-K for the fiscal year ended December 31, 2014

Filed on February 10, 2015

File Number: 1-08895

Dear Mr. Efron:

HCP, Inc. hereby submits this letter in response to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated March 19, 2015. For your convenience, the Staff’s comment has been reprinted in italics below and our responses are in bold print. References to “we”, “our” or the “Company” in this response are to HCP, Inc.

Form 10-K for the fiscal year ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures

Funds Available for Distribution, page 38

1.            We note your disclosure appears to indicate that FAD is a liquidity measure as management views it as a supplemental measure which meaningfully measures the ability to fund ongoing dividend payments.  Please tell us how you have met the reconciliation requirement under Item 10(e) of Regulation S-K as you have reconciled the amount to net income applicable to common shares through FFO as adjusted applicable to common shareholders.  Additionally, please tell us how you determined it was appropriate to provide FAD per share within your filing in light of Question 102.5 of Compliance and Disclosure Interpretations on Non-GAAP financial measures.

Response: We respectfully advise the Staff that we view FAD primarily as a performance measure and not a liquidity measure. This is consistent with how real estate equity analysts and investors evaluate our performance as FAD represents one of the key supplemental benchmarks to measure our operating performance and profitability (along with NAREIT FFO). Further, FAD, as a performance measure, is: 1) included as part of our Annual Operating Plan presented to and approved by our Board of Directors; 2) reported in our quarterly earnings releases; 3) discussed on earnings calls and with investors as a performance benchmark; and 4) one of the performance criteria in determining a portion of our named executive officers’ compensation, as described in our 2014 and 2015 Proxy Statements. Therefore, since the Company views FAD as a performance measure, we believe net income applicable to common shares is the most directly comparable GAAP measure.

While dividends can be analyzed in comparison to FAD, as much as they are analyzed in comparison to FFO or net income, it is not our intent to imply that this is the primary purpose of this measure.

For the avoidance of doubt, we respectfully advise the Staff that we will revise our disclosure in future periodic filings to state:

Other REITs or real estate companies may use different methodologies for calculating FAD, and accordingly, our FAD may not be comparable to those reported by other REITs. Although our FAD computation may not be comparable to that of other REITs, management believes FAD provides a meaningful supplemental measure of our performance and is frequently used by analysts, investors, and other interested parties in the evaluation of our performance as a REIT. FAD does not represent cash generated from operating activities determined in accordance with GAAP, is not necessarily indicative of cash available to fund cash needs, and should not be considered as an alternative to net income (determined in accordance with GAAP).

For the Staff’s benefit, we have included an Appendix to this letter which outlines our revised disclosure, which is marked for changes from the disclosure included in our Form 10-K for the fiscal year ended December 31, 2014.

Response: We respectfully advise the Staff, because FAD is considered a performance measure (as clarified above), we believe it is appropriate to present FAD per share in our filings in accordance with Item 10(e) of Regulation S-K and Question 102.5 of Compliance and Disclosure Interpretations of Non-GAAP financial measures.

In connection with responding to your comment, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. Should you have any questions, please call the undersigned at (949) 407-0707.

Very truly yours,

/s/ TIMOTHY M. SCHOEN
Timothy M. Schoen
Executive Vice President and
Chief Financial Officer

cc:      James W. Mercer, Esq.

Scott A. Anderson

Rochelle Rausch

Troy E. McHenry, Esq.

Appendix

Other REITs or real estate companies may use different methodologies for calculating FAD, and accordingly, our FAD may not be comparable to those reported by other REITs. Although our FAD computation may not be comparable to that of other REITs, management believes FAD provides a meaningful supplemental measure of our ~~ability to fund our ongoing dividend payments~~ performance and is frequently used by analysts, investors, and other interested parties in the evaluation of our performance as a REIT. ~~In addition, management believes that in order to further understand and analyze our liquidity, FAD should not be compared with net cash flows from operating activities as determined in accordance with GAAP and presented in our consolidated financial statements.~~ FAD does not represent cash generated from operating activities determined in accordance with GAAP, is not necessarily indicative of cash available to fund cash needs, and ~~FAD~~ should not be considered as an alternative to net income ~~(~~determined in accordance with GAAP~~)~~.~~, as an alternative to net cash flows from operating activities (as determined in accordance with GAAP), or as a measure of our liquidity.~~